Filed by Texas Ventures Acquisition III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Texas Ventures Acquisition III Corp

Commission File No.: 001-42609

On October 13, 2026, Plus Automation, Inc., issued the below press release announcing the filing of its registration statement on Form S-4.

PlusAI and Texas Ventures Acquisition III Corp Announce Filing of Registration Statement on Form S-4 in Connection with Proposed Business Combination

S-4 filing marks an important milestone toward completion of the previously announced business combination

Transaction expected to provide PlusAI with capital to advance the targeted 2027 commercial launch of factory-built autonomous trucks powered by SuperDrive™

SANTA CLARA, Calif. and NEW YORK, N.Y. - October 13 2026 - Plus Automation, Inc. ("PlusAI"), a global physical AI company pioneering AI-based virtual driver software for factory-built autonomous trucks, and Texas Ventures Acquisition III Corp (Nasdaq: TVA, TVACU, TVACW) ("Texas Ventures III"), a special purpose acquisition company with financial backing from funds managed by Yorkville Advisors Global, LP ("Yorkville Advisors"), today announced the filing of a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission ("SEC") in connection with their previously announced proposed business combination.

The Registration Statement includes a preliminary proxy statement/prospectus relating to the proposed business combination and has not yet been declared effective by the SEC. The filing represents an important milestone toward completing the transaction and PlusAI’s planned public listing.

PlusAI and Texas Ventures III announced their definitive business combination agreement on September 3, 2026. The transaction values PlusAI at approximately $800 million in pre-money equity value and is supported by up to approximately $300 million of capital, including $60+ million of fully committed financing and approximately $236 million held in the Texas Ventures III trust, in each case subject to the terms and conditions of the transaction. Upon closing of the proposed transaction, the combined company will operate as PlusAI and is expected to be listed on Nasdaq under the ticker symbol “PXAI”.

“This filing is another important step toward completing our business combination and becoming a publicly traded company,” said David Liu, Co-Founder and Chief Executive Officer of PlusAI. “We remain focused on execution as we advance SuperDrive toward the targeted 2027 commercial launch of factory-built autonomous trucks with our global OEM partners. At the same time, HyperFoundry is generating revenue today by monetizing the proprietary Physical AI capabilities we have built over a decade. We believe the public markets can provide PlusAI with the capital and platform to execute our commercialization roadmap and build a global leader in Physical AI.”

PlusAI is actively operating autonomous freight routes in Texas with Ryder and International and is working with global truck manufacturers, including TRATON GROUP, Hyundai and IVECO, to advance the commercial launch of factory-built autonomous trucks integrated with SuperDrive™. PlusAI has generated $25 million in revenue year-to-date through its HyperFoundry™ platform, demonstrating the company’s ability to monetize its proprietary Physical AI innovations.

The Registration Statement is available through the SEC’s website at www.sec.gov. Additional information regarding the proposed business combination is available at PlusAI’s investor relations website at plus.ai/investors.

About PlusAI

PlusAI is a global physical AI company pioneering AI-based virtual driver software for factory-built autonomous trucks. Its SuperDrive™ and HyperFoundry™ solutions accelerate the scalable development and deployment of autonomous vehicles. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named one of Fast Company’s World’s Most Innovative Companies.

PlusAI is working with global commercial vehicle makers and ecosystem partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, NVIDIA, Ryder, Bosch, DSV, and Goodyear to bring next-generation autonomous trucks to market.

About Texas Ventures Acquisition III Corp

Texas Ventures Acquisition III Corp is a special purpose acquisition company incorporated under the laws of the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an acquisition opportunity in any business, industry or geographical location.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Texas Ventures III has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective by the SEC, Texas Ventures III will mail the definitive proxy statement/prospectus and other relevant materials to shareholders of Texas Ventures III as of a record date to be established for voting on the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF TEXAS VENTURES III AND PLUSAI ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXAS VENTURES III, PLUSAI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement, the proxy statement/prospectus and other documents filed with the SEC by Texas Ventures III through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Texas Ventures III, PlusAI, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Texas Ventures III’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Texas Ventures III’s shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, is set forth in the Registration Statement and will be included in the definitive proxy statement/prospectus when available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or future financial or operating performance and can be identified by the use of words such as “may,” “will,” “would,” “should,” “expect,” “plan,” “could,” “target,” “believe,” “estimate,” “approximate,” “predict,” “potential,” “seek,” “yet,” “continue” or similar expressions.

Forward-looking statements in this press release include, among other things, statements regarding the proposed business combination, the expected timing and completion of the transaction, the timing of SEC review of the Registration Statement and the Registration Statement’s effectiveness, the amount of capital expected to be available to PlusAI following the transaction, PlusAI’s commercialization roadmap and targeted 2027 commercial launch, expected revenue and contracted revenue, and the potential benefits of the proposed transaction.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements, including the risks described in the Registration Statement and Texas Ventures III’s other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained herein speak only as of the date of this press release, and Texas Ventures III and PlusAI undertake no obligation to update or revise them except as required by applicable law.

Media Contact

PlusAI
Lauren Kwan
pr@plus.ai

Investor Relations Contact

PlusAI
Derrick Nueman
ir@plus.ai